September 30, 2005

Mail Stop 7010

By U.S. Mail and facsimile to (602) 423-9424

Mr. Robert E. Crawford, Jr.
Vice President and General Counsel
Chaparral Steel Company
300 Ward Road
Midlothian, Texas 76065

Re: 	Chaparral Steel Company
Registration Statement on Form S-4
      Filed on September 13, 2005
File No.:  333-128300

Dear Mr. Crawford:


      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated.
2. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. In addition, as currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and
Answer 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Cover page
3. Please include a reference to the guarantees on your cover page, as these are also securities offered by this prospectus. Please also state that the guarantees are full and unconditional and are joint and several.

The Exchange Offer, page 64
Terms of the Exchange Offer; Acceptance of Tendered Notes
4. We note disclosure on page 64 indicating that the exchange agent will return any improperly tendered notes "as promptly as practicable following the expiration of the exchange offer." Please note that Rule 14e-1(c) requires that you issue the exchange notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.


Expiration Date; Extensions; Amendment, page 65
5. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).
6. You reserve the right to delay acceptance of any tendered notes.
Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.



Conditions to the Exchange, page 69
7. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.
Please revise the language accordingly.
Description of the Exchange Notes, page 72
8. Please revise the language here and on page 99 with respect to the registration rights agreement that the documents, and not the prospectus disclosure, define a holder`s rights. Note holders are entitled to rely on the information you include in your prospectus under the federal securities laws.


Transmittal Letter

9. We note your disclosure on page 12 of the Letter of Transmittal that your "interpretation of the terms and conditions of the exchange offer will be final and binding on all parties." In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include the objective standard for the determination of whether a condition has been satisfied that you use elsewhere.

Legality Opinion, Exhibit 5.1

10. You define Indenture, but not Notation of Guarantee. Since the guarantees are registered securities that are also the subject of this opinion, please revise to clearly define what you mean by this term.
11. The qualifications set forth in paragraph A include counsel`s assumption that the Exchange Notes and Notation of Guarantees have been duly executed and delivered by the company and the guarantors.
Please remove these assumptions.
12. Please remove the statement in paragraph B that you have based your opinion exclusively on a reading of the Delaware General Corporation Law without taking into account any legislative, administrative or judicial interpretations thereof. We share the generally accepted propositions that all lawyers are deemed capable of opining on Delaware law and that references to the Delaware General Corporation Law include the statutory provisions as well as the applicable provisions of the Delaware Constitution and reported judicial decisions. In addition to removing the limiting language from the opinion, please have counsel confirm in writing filed supplementally on EDGAR that the reference to the Delaware General Corporation Law includes applicable provisions of Delaware`s constitution and judicial decisions. Please see the Division`s Current Issues Outline dated November 14, 2000, Section VIII.A.14 for additional guidance.
13. Please remove the qualifications in paragraphs C(2) thru C(8) of the opinion.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

	Please contact Errol Sanderson, Financial Analyst, at (202)
551-
3746 with any questions.  Alternatively, you may contact me at
(202)
551-3765.


Sincerely,



Pamela A. Long
Assistant Director

cc:	David  E. Morrison, Esq. (via facsimile )
Fulbright & Jaworski L. L .P
2200 Ross Avenue, Suite 2800
Dallas, Texas75201


Robert E. Crawford, Jr.
Chaparral Steel Company
September 30, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE